One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 25, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 164

(File Nos. 333-237459 and 811-04676)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 164 to the Registrant’s registration statement on Form N-1A. PEA No. 164 was filed in connection with certain changes being made to Harbor Mid Cap Growth Fund, which is being renamed Harbor Disruptive Innovation Fund (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 164.

COMMENT 1:

(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

August 25, 2021 Page 2

COMMENT 2:	(Prospectus and SAI) The Staff notes that the comments apply to similar disclosures throughout, as applicable.

Response:	The Registrant acknowledges this statement and has responded accordingly.

COMMENT 3:	(Prospectus and SAI) Please confirm that the Registrant’s Rule 485(b) filing will be complete (i.e., all bracketed/blank information will be completed).

Response:	The Registrant confirms that its Rule 485(b) filing will be complete.

COMMENT 4:

(Prospectus and SAI)

With respect to the changes in the Fund’s name, strategy, and subadvisers, please explain why the Board believes these changes are consistent with its fiduciary duty and in the best interest of shareholders. Describe the information the board considered and how it used the information in arriving at its position.

Response:

The Registrant notes that a meeting of the Board of Trustees (“Board” or “Trustees”) was held on May 16-17, 2021, at which the Board considered the proposed changes to the Fund’s name, investment objective and investment strategy. In considering the approval of these matters, the Trustees evaluated a number of factors relevant to their determination. They did not identify any single factor as all-important or controlling, and individual Trustees did not necessarily attribute the same weight or importance to each factor

The Board considered that the Fund’s current Subadviser, Wellington Management Company LLP, had notified the Adviser of its intention to resign as Subadviser to the Fund in 2021 to serve as subadviser to another third-party fund utilizing the same investment strategy and investment team as those of the Fund. The Trustees considered that over several recent months, the Adviser had evaluated various alternatives with respect to the Fund and had determined to recommend repositioning the Fund into a multi-manager, disruption innovation-themed Fund. The Trustees considered the Adviser’s belief that disruption and innovation are common attributes of many successful companies in which growth-oriented managers invest.

August 25, 2021 Page 3

The Trustees considered that, in recommending the five Subadvisers, the Adviser had conducted research on asset managers across the disruption innovation-theme universe and also relied on knowledge built from its ongoing monitoring of managers comparable to its subadvisers. That research led to the identification of 4BIO Capital, NZS Capital, Sands Capital, Tekne, and Westfield as firms in which the Adviser has a high degree of investment conviction. The Board considered that the Adviser believes that the five Subadvisers will provide the investment approach needed to help the Fund become both sustainable and vibrant over the long term. At an educational session held on April 9, 2021, a special meeting held on April 30, 2021 and at the meeting held on May 16-17, 2021, the Trustees received presentations by the Adviser containing information about the investment philosophy and process, proposed approach to managing the Fund’s assets, operational and trading capabilities, compliance and risk control framework with respect to such capabilities, and the professional background and experience of the proposed portfolio managers for the Fund and other investment and operations personnel. The Trustees also received presentations by each of the proposed Subadvisers containing information about their investment firms and their experience, investment philosophy and process, and operational capabilities.

The Trustees considered that, in connection with the changes, the contractual rate of the advisory fee payable by the Fund to the Adviser would be reduced from 0.75% to 0.70% annually as a percentage of the Fund’s average daily net assets. In addition, the Adviser contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.50%, 0.58%, 0.83%, and 0.94% for the Fund’s Retirement Class, Institutional Class, Administrative Class, and Investor Class, respectively, through August 31, 2022.

The Board considered the potential tax and financial impacts of liquidating portfolio holdings and realizing gains and incurring brokerage costs in transitioning the portfolio, and potential options for mitigating the tax consequences to Fund shareholders. The Trustees evaluated the tax ramifications of proposed changes with respect to the estimated level of net realized and unrealized gains in the portfolio following the portfolio transition based on certain assumptions with respect to the market value of the portfolio securities and expected redemptions in the portfolio. The Board considered the portion of portfolio holdings that would likely be replaced as a result of the proposed changes and the manner in which the Adviser proposed to manage the portfolio transition.

August 25, 2021 Page 4

As a result of their deliberations, the Board determined to approve the proposed changes. The Board believes these changes are consistent with its fiduciary duty and in the best interest of shareholders because the changes are designed to address the resignation of the Fund’s subadviser through the implementation of a new investment strategy providing exposure to companies that the Adviser believes have growth potential.

The Board also noted that shareholders would be provided with approximately three months of notice before the transition of the Fund would take place. The Board noted that this notice period would afford shareholders a substantial opportunity to carefully evaluate the proposed new direction of the Fund before making a decision as to whether to redeem or remain in the Fund prior to the Fund actually converting to its new approach.

COMMENT 5:	(Prospectus and SAI) Please explain why the Adviser believes these changes are consistent with its fiduciary duty.

Response:	The Adviser believes these changes are consistent with its fiduciary duty for the same reasons discussed above with respect to the Board.

COMMENT 6:	(Prospectus and SAI) Please explain when and how the Fund intends to provide notice to shareholders.

Response:	The Registrant notes that supplements to the Fund’s summary prospectus, prospectus and statement of additional information were filed via EDGAR on May 19, 2021. The summary prospectus supplement was distributed to shareholders on May 28, 2021. In addition, the supplements have been included with any distributions of the applicable documents since the date of filing. In addition to the foregoing, the Registrant distributed an information statement to shareholders on August 13, 2021 containing information about the new subadvisory agreements and the factors considered by the Board in approving the agreements.

August 25, 2021 Page 5

COMMENT 7:

(Prospectus and SAI)

Please confirm whether any shareholders have contacted the Registrant regarding the changes. Please describe the nature of communications, including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action.

Response:	As of the date of this letter, three shareholders have contacted the Registrant regarding the proposed changes. These communications were general inquiries regarding the planned changes. None of the shareholders expressed displeasure or disagreement with the planned changes or threatened legal action.

COMMENT 8:	(Prospectus and SAI) Please explain what percentage of the Fund’s portfolio will be repositioned as a result of these changes.

Response:	The Adviser expects to reposition approximately 90% of the Fund’s portfolio in accordance with the new investment strategy for the Fund. The supplements filed by the Registrant alerted shareholders that, in connection with the changes, the Fund expects to experience portfolio turnover, which will result in higher than normal transaction costs to shareholders and may also result in the realization and/or distribution of higher capital gains than might generally be expected under normal circumstances.

COMMENT 9:	(Prospectus) Please consider including a “Subadvisers” heading, consistent with previous registration statements.

Response:	The Registrant has added the heading.

COMMENT 10:	(Prospectus – Fund Summary – Fee Table) Please confirm that amounts reimbursed under the Fund’s expense limitation arrangement are not subject to recoupment by the Adviser.

August 25, 2021 Page 6

Response:	The Adviser does not have the ability to recoup in any subsequent fiscal year the amounts reimbursed pursuant to the expense limitation arrangement in the Fund’s current fiscal year.

COMMENT 11:

(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff notes that the Fund’s name suggests that the term “disruptive” modifies “innovation” but the Fund’s principal investment strategies refer to “disruptive and innovative companies” (emphasis added). Please reconcile this inconsistency.

Response:

The Registrant has revised the disclosure so that the first paragraph of the Fund’s Principal Investment Strategy reads as follows:

Under normal market conditions, the Fund invests primarily in equity securities, principally common stocks, of companies selected based on their potential for growth tied to disruptive innovation. The Fund defines “disruptive innovation” as the development of new products, services, technologies and/or other advancements that could disrupt and displace existing businesses and business models over time. While the Fund invests primarily in securities of U.S. companies, the Fund may invest up to 25% of its assets in foreign securities, including those located in emerging market countries. The Fund invests in securities across the market capitalization spectrum.

COMMENT 12:

(Prospectus – Fund Summary – Principal Investment Strategy)

With respect to the Fund’s principal investment strategy, please include a policy that the Fund will invest at least 80% of its assets in disruptive innovation companies. If the Fund will not adopt such a policy, please specify what portion of the Fund’s assets will be invested in disruptive innovation companies.

Response:

The Registrant does not believe that the Fund’s name requires the Fund to comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), as the name “Disruptive Innovation” is intended to suggest the investment strategy the Fund will pursue, rather than a particular type of investment. As disclosed in the Principal Investment Strategy section of the Prospectus, as revised, the Fund

August 25, 2021 Page 7

“invests primarily in equity securities...of companies selected based on their potential for growth tied to disruptive innovation.” The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that . . . connote types of investment strategies as opposed to types of investments.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001).

As indicated, the Registrant has revised the disclosure to indicate that the Fund will invest primarily in equity securities selected utilizing this strategy.

COMMENT 13:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please add more detailed disclosure in plain English regarding the criteria the Adviser and/or subadvisers will use to determine whether an issuer is economically tied to disruptive innovation. While the Staff is not dictating a 50% of revenues or profits test, the Staff would not object to such a test. In connection with these changes, please add a brief definition of “secular growth.”

Response:	As indicated above, the Registrant has revised the Fund’s Principal Investment Strategy section to include a plain English definition of “disruptive innovation.” As noted above, the Registrant believes that the concept of “disruptive innovation” reflects a strategy, rather than a type of investment. Accordingly, the Registrant does not believe it is necessary to set forth an “economically tied” test for this purpose.

COMMENT 14:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states that the Fund “invests primarily in the equity securities of U.S. companies”, and also states that the “Fund may invest up to 25% of its assets in foreign securities.” Please confirm this disclosure is consistent.

Response:	The Registrant confirms the current disclosure is consistent. Consistent with industry practice, the Registrant interprets “primarily” to mean 65%.Therefore, the Registrant confirms that the Fund can invest primarily in equity securities of U.S. companies and also invest up to 25% of its assets in foreign securities. As set forth above, the Registrant has revised this disclosure for clarity.

August 25, 2021 Page 8

COMMENT 15:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please add disclosure clarifying the Adviser’s role, including whether the Adviser will select securities on its own or whether it will rely exclusively on the subadvisers to select securities for the portfolio.

Response:

The Registrant has revised the Fund’s Principal Investment Strategy disclosure as follows:

The Adviser is responsible for allocating the Fund’s assets among each Subadviser’s strategy as well as implementing each strategy (which includes buying and selling securities as recommended by each Subadviser). The Adviser does not expect to independently identify securities for investment for the Fund.

COMMENT 16:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states that the Fund will invest in “securities issued by real estate investment trusts (REITs).” Please specify the types of REITs in which the Fund invests and briefly describe the corresponding risks.

Response:	The disclosure has been revised to indicate that the Fund invests in equity REITs. The Registrant believes that the risks of such REITs are accurately described under “REIT Risk” in the Principal Risks.

COMMENT 17:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states that the Fund may invest in “American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), Global Depositary Receipts (GDRs) and other similar depositary receipts.” If the Fund intends to invest in other types of depository receipts not listed, please list them. If the Fund does not intend to invest in other types of depository receipts, please remove this disclosure.

August 25, 2021 Page 9

Response:	The Registrant has removed “and other similar depositary receipts” from the disclosure.

COMMENT 18:	(Prospectus – Fund Summary – Principal Investment Strategy) If the Adviser has an allocation strategy with respect to the subadvisers, please add corresponding disclosure.

Response:	The Registrant notes that the principal strategy section currently states “[t]he Adviser will determine allocations between each Subadviser’s strategy and adjust those allocations over time based upon its qualitative and quantitative assessment of each strategy and how those strategies work in combination to produce what the Adviser believes is an enhanced risk-adjusted investment outcome for the Fund.” Therefore, the Registrant has not added further disclosure.

COMMENT 19:

(Prospectus – Fund Summary – Principal Investment Strategy)

Regarding the investment strategy disclosure for each subadviser, please enhance the disclosure, in plain English, to be more specific regarding their strategies (for example, by specifying the sectors or industries each subadviser will focus on). In connection with these updates, please define/clarify the following terms and phrases: “RNA therapy,” “targeted therapies,” “emerging technologies,” “win-win outcomes” and “may be enablers that create solutions to problems that were never solved.”

Response:	The Registrant has revised the disclosure per this comment. Please see the revisions attached in the Attachment.

COMMENT 20:	(Prospectus – Fund Summary – Principal Investment Strategy) Please describe how the Adviser will decide what securities it will sell.

Response:

As discussed in the Principal Investment Strategy section of the Prospectus, each Subadviser will provide the Adviser with a model portfolio, which the Adviser will implement in its discretion. The Adviser will sell a security in its discretion when such security is no longer part of the model portfolio provided by the applicable Subadviser. The Registrant has added the following disclosure to the Principal Investment Strategy section:

August 25, 2021 Page 10

Each Subadviser has its own process for identifying and evaluating companies that, in the Subadviser’s view, have the potential for growth tied to disruptive innovation. A Subadviser may recommend selling holdings when it believes that such company’s prospects have deteriorated, future growth is unlikely, or for other reasons that a Subadviser may identify.

COMMENT 21:	(Prospectus – Fund Summary – Principal Risks) Please re-order the principal risks of the Fund in order of importance rather than alphabetically.

Response:	The Registrant has revised the disclosure so that the Fund’s most significant risks are listed first with the remaining risks listed in alphabetical order.

COMMENT 22:	(Prospectus – Fund Summary – Principal Risks) Please add a risk factor regarding the Fund’s strategy to invest in disruptive innovative companies and the associated risks of such investments.

Response:

The Registrant has added the following “Disruptive Innovation Risk” as a principal risk for the Fund:

Disruptive Innovation Risk: Companies that the Subadviser and/or Adviser, as applicable, believes have the potential for growth tied to disruptive innovation may not in fact be successful. Companies developing new technologies, creating solutions, providing disruptive products or services, or which the Subadviser and/or Adviser, as applicable, believes to have leadership positions or competitive advantages may not be able to capitalize on those developments or position. Such companies may encounter competition, regulation or other barriers. These companies may also be exposed to risks applicable to sectors other than the disruptive innovation theme for which they are chosen, and the securities issued by these companies may underperform the securities of other companies. The Fund may invest in a company that does not currently derive any revenue from disruptive innovations, and there is no assurance that a company will derive any revenue from disruptive innovations in the future. A disruptive innovation may constitute a small portion of a company’s overall business. As a result, the success of a disruptive innovation may not affect the value of the equity securities issued by the company.

August 25, 2021 Page 11

COMMENT 23:

(Prospectus – Fund Summary – Principal Risks)

The “Summary—Principal Risks” section contains a risk for emerging market countries. Please add corresponding disclosure in the Item 4 Principal Strategy Section regarding investments in emerging markets.

Response:	The Registrant notes that the principal strategy section currently specifies that the “Fund may invest up to 25% of its assets in foreign securities, including those located in emerging market countries.” (emphasis added). According, no further revisions to the principal strategy have been made.

COMMENT 24:	(Prospectus – Fund Summary – Principal Risks) Please add disclosure regarding the risks specific to investing in emerging markets REITs.

Response:	The Registrant respectfully declines to add this disclosure. The Registrant notes that the Prospectus contains disclosure regarding the risks of investments in emerging markets and REITs. The Registrant believes that the current disclosure adequately informs investors of the risk of these types of investments.

COMMENT 25:	(Prospectus – Fund Summary – Principal Risks) Please add risk factor(s) regarding the specific sectors in which the Fund will invest.

Response:	The Registrant notes that it has included “Sector Risk,” which specifies that the Fund may, from time to time, be more heavily invested in particular sectors and therefore the value of its shares may be especially sensitive to factors and economic risks that specifically affect those sectors. The Registrant expects the Fund’s exposure to specific sectors to vary over time. Because the Fund does not intend to focus its investments on a particular sector, but rather the disruptive innovation theme more broadly, the Registrant does not believe risk disclosure about particular sectors is necessary.

August 25, 2021 Page 12

COMMENT 26:

(Prospectus – Fund Summary – Performance)

In the “Summary—Performance” section, please confirm whether any fees or expenses of the Fund will change in a way that a disclaimer is needed with respect to prior Fund performance.

Response:	The Registrant confirms that fees and expenses are not changing in a way that a disclaimer is needed with respect to prior Fund performance.

COMMENT 27:

(Prospectus – Additional Information about the Funds’ Investments )

The “Additional Information about the Fund’s Investments—Investment Objective” section states that the Board may change the Fund’s investment objective without shareholder approval. Please explain whether shareholders will be given notice of such changes.

Response:	The Registrant confirms that shareholders will be notified of changes to the Fund’s investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval, but does not require disclosure of any notice period. Accordingly, the Registrant has not revised the disclosure in response to this comment.

COMMENT 28:

(Prospectus – Additional Information about the Funds’ Investments )

Disclosure regarding preferred stock was removed from the “Additional Information about the Fund’s Investments—Principal Investments” section, however the summary section still contains disclosure regarding preferred stock. Please consider restoring the disclosure in Item 9.

Response:	The Registrant has added the disclosure regarding preferred stocks to this section.

August 25, 2021 Page 13

COMMENT 29:

(Prospectus – Additional Information about the Funds’ Investments )

Under “Foreign Securities” in the “Additional Information about the Fund’s Investments—Principal Investments” section, please revise the last bullet point to provide specific criteria the Subadvisers and/or Adviser will use to determine whether an issuer is a foreign or emerging markets issuer.

Response:	The Registrant respectfully declines to make the proposed change. The Registrant does not believe it is possible to foresee and/or list all factors that might be relevant to the determination of whether a particular issuer is a foreign or emerging markets issuer. Accordingly, this language provides discretion to consider factors other than those listed where it is appropriate to do so. The Registrant recognizes that any discretion to determine that an issuer is a foreign or emerging markets issuer is not unfettered and is mindful of Section 35(d) of the 1940 Act, which makes it “unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading.”

COMMENT 30:

(Prospectus – Additional Information about the Funds’ Investments )

Additionally under “Foreign Securities” in the “Additional Information about the Fund’s Investments—Principal Investments” section, please clarify what criteria may be used by a Subadviser and/or the Adviser to determine that an issuer “organized under the laws of a foreign or emerging market country may nevertheless be classified by a Subadviser and/or Adviser, as applicable, as a domestic issuer.”

Response:	As disclosed, classification of such an issuer as a domestic issuer “may occur when the company’s economic fortunes and risks are primarily linked to the U.S. and the company’s principal operations are conducted from the U.S. or when the company’s equity securities trade principally on a U.S. stock exchange.” The Registrant believes this disclosure provides sufficient specificity. See also the response to the preceding comment.

COMMENT 31:	(SAI) Please supplementally confirm to the Staff that any strategy or risk that is principal to the Fund is disclosed in the prospectus.

August 25, 2021 Page 14

Response:	The Registrant confirms that all principal strategies and risks are disclosed in the prospectus.

COMMENT 32:

(SAI – Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section states that the Fund may not “invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” Please clarify, in a footnote or otherwise, that this restriction also applies to groups of industries.

Response:	As noted above, the Fund’s concentration policy states that the Fund may not “invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Fund similarly does not intend to invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” Further, the Registrant respectfully notes that the Fund may not change a fundamental policy without the approval of shareholders. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s registration statement.

COMMENT 33:

(SAI – Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section states that “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” The staff views privately-issued mortgage-backed securities to be in an industry even if collateralized by the U.S. government securities. Please revise the disclosure accordingly.

Response:

The Registrant notes that a commonly accepted understanding of an industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant

August 25, 2021 Page 15

further notes generally that obligations issued or guaranteed by the U.S. government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc: Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Meredith Dykstra, Esq.
Harbor Funds

Christopher P. Harvey, Esq.
Dechert LLP

August 25, 2021 Page 16

Attachment

Revised Disclosure:

4BIO Capital recommends securities to the Adviser that reflect 4BIO Capital’s focus on new companies developing emerging technologies to disrupt the advanced therapies space, which includes gene therapy, gene editing, cell therapy, ribonucleic acid (RNA) therapy (treatments that target RNA or deliver it to cells), targeted therapies (cancer treatments targeted at specific genes and proteins) and microbiome (the collection of microorganisms living in or on the human body). 4BIO Capital assesses company valuations with a view toward their future potential value creation and typically recommends divestment either upon the company’s acquisition by another market player or when 4BIO Capital believes that future growth is unlikely.

NZS Capital recommends securities of companies to the Adviser that it believes to be highly adaptable to the disruption presented by the transition of economies from analog to digital. Though many of the companies identified by NZS Capital for investment are in the technology and communication segments of the market, NZS Capital believes that disruption is increasingly impacting all sectors of the economy and may identify companies for investment across sectors.

Sands Capital recommends securities to the Adviser based on Sands Capital’s belief that disruptive innovation improves upon the status quo, whether the innovations are on a large or small scale. Sands Capital identifies companies that it believes to have a leadership position in a promising business space, a significant competitive advantage, a clear mission, a value-add focus, financial strength and a rational valuation relative to the market and their business prospects. Sands Capital uses bottom-up research to identify companies across all sectors that it believes are benefitting from structural changes and secular trends that are distinct from cyclical economic factors.

Tekne recommends securities to the Adviser based on Tekne’s belief that a disruptive innovation company is one that creates, uses or enables technology to change or influence an existing or new workflow, product or service. Tekne seeks to identify investments that it believes will derive success from longer-term growth rather than near-term momentum. Tekne relies on its expertise in the telecommunications, media and technology sectors as well as related industries such as fin-tech.

Westfield recommends securities to the Adviser based on Westfield’s belief that disruptive innovation companies are those providing disruptive products or services to large addressable markets and that maintain a culture of continued innovation as they gain market share. Westfield will primarily focus on U.S. markets with a specialization in technology and health care.

Marked Changes:

4BIO Capital recommends securities to the Adviser ~~by employing a bottom-up approach to identify companies~~ that reflect 4BIO Capital’s focus on new companies developing emerging technologies to disrupt the advanced therapies space, which includes gene therapy, gene editing, cell therapy, ribonucleic acid (RNA) therapy (treatments that target RNA or deliver it to cells), targeted therapies ~~and microbiome.~~(cancer treatments targeted at specific genes and proteins) and microbiome (the collection of microorganisms living in or on the human body). 4BIO Capital assesses company valuations with a view toward their future potential value creation and typically recommends divestment either upon the company’s acquisition by another market player or when 4BIO Capital believes that future growth is unlikely.

August 25, 2021 Page 17

NZS Capital recommends securities of companies to the Adviser that it believes to be ~~defined by their adaptability, creativity, long-term focus and ability to build win-win outcomes.~~highly adaptable to the disruption presented by the transition of economies from analog to digital. Though many of the companies identified by NZS Capital for investment are in the technology and communication segments of the market, NZS Capital believes that ~~innovative companies may be enablers that create solutions to problems that were never solved while benefitting from the heightened pace of change.~~disruption is increasingly impacting all sectors of the economy and may identify companies for investment across sectors.

Sands Capital recommends securities to the Adviser based on Sands Capital’s belief that disruptive innovation improves upon the status quo, whether the innovations are on a large or small scale. Sands Capital identifies companies that it believes to have a leadership position in a promising business space, a significant competitive advantage, a clear mission, a value-add focus, financial strength and a rational valuation relative to the market and their business prospects. Sands Capital uses bottom-up research to identify companies across all sectors that it believes are benefitting from structural changes and secular trends that are distinct from cyclical economic factors.

Tekne recommends securities to the Adviser based on Tekne’s belief that ~~an innovative or~~a disruptive innovation company is one that creates, uses or enables technology to change or influence an existing or new workflow, product or service. Tekne seeks to identify investments that it believes will derive success from longer-term growth rather than near-term momentum. Tekne relies on its expertise in the telecommunications, media and technology sectors as well as related industries such as fin-tech.

Westfield recommends securities to the Adviser based on Westfield’s belief that ~~innovative~~disruptive innovation companies are those providing disruptive products or services to large addressable markets and that maintain a culture of continued innovation as they gain market share. Westfield will primarily focus on U.S. markets with a specialization in technology and health care.